Exhibit 12.1
Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	October 28,	November 3,	November 1,	October 31,	October 30,
(In thousands, except ratios)	2006	2007	2008	2009	2010
Determination of earnings:
Income from continuing operations before provision for taxes on income	$636,792	$661,457	$666,102	$297,444	$901,665
Amortization of Capitalized interest	982	982	982	982	440
Fixed charges	2,093	1,834	1,607	5,243	11,388

Total earnings as defined	639,867	664,273	668,691	303,669	913,493

Fixed Charges:
Interest and amortization expense	16	7	81	3,853	10,226
Interest portion of rent expense	2,077	1,827	1,526	1,390	1,162

Fixed charges	2,093	1,834	1,607	5,243	11,388
Capitalized interest	—	—	—

Total fixed charges	$2,093	$1,834	$1,607	$5,243	$11,388

Ratio of earnings to fixed charges	305.7	362.2	416.1	57.9	80.2